UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_________ to_________
Commission file number 001-35475

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Rexnord LLC 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Rexnord Corporation
511 West Freshwater Way
Milwaukee, WI 53204

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report Of Independent
Registered Public Accounting Firm

Benefits Committee of Rexnord LLC and Plan Participants of
Rexnord LLC 401(k) Plan
Milwaukee, Wisconsin

Opinion On The Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Rexnord LLC 401(k) Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis For Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ RubinBrown LLP
We have served as the Plan's auditor since 2008.

Kansas City, Missouri
June 22, 2021

Rexnord LLC 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets
Investments at fair value:
Mutual funds	$445,750,611	$421,551,249
Common/collective trust	46,494,684	50,618,592
Rexnord Stock Fund	7,478,195	1,453,318
Investments at fair value	499,723,490	473,623,159

Receivables:
Notes receivable from participants	8,570,552	9,663,615
Total receivables	8,570,552	9,663,615
Net assets available for benefits	$508,294,042	$483,286,774

The accompanying notes are an integral part of these financial statements.

Rexnord LLC 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2020

Additions to net assets attributed to:
Contributions:
Employer	$7,208,305
Participants	20,870,349
Rollovers	1,441,903
Total contributions	29,520,557

Deductions from net assets attributed to:
Benefits paid to participants	67,671,294
Administrative expenses	499,722
Total deductions	68,171,016

Investment income:
Interest and dividends	1,390,933
Net appreciation in fair value of investments	61,795,775
Investment income	63,186,708

Interest income on notes receivable from participants	471,019
Net increase in net assets available for benefits	25,007,268

Net assets available for benefits - beginning of year	483,286,774

Net assets available for benefits - end of year	$508,294,042

The accompanying notes are an integral part of these financial statements.

Rexnord LLC 401(k) Plan
Notes to Financial Statements
December 31, 2020 and 2019

1.    Description of the Plan

    The following description of the Rexnord LLC 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for more complete information.

General
    The Plan is a defined contribution deferral savings plan administered by the Rexnord LLC (the "Company" or "Rexnord") Benefits Committee and covers substantially all nonunion employees and a portion of union employees of the Company and its affiliates as defined in the Plan Document.

    The Plan is primarily intended to assist employees in supplementing their retirement income by providing a tax-deferred savings vehicle. A participant is eligible to participate in the Plan after 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan’s trustee and record keeper is Wells Fargo Bank, N.A. (the "Trustee" or "Wells Fargo").

Contributions
    Participants may elect to defer from 1% to 75% of their annual compensation to the Plan limited to the maximum contribution amount as defined by the Internal Revenue Service ("IRS"). As permitted by Section 401(k) of the Internal Revenue Code ("IRC"), the amounts contributed are not taxable until paid out by the Plan. Participants who have attained age 50 before the close of the Plan year may make catch up contributions to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("rollover").
    Participants may elect to defer from 1% to 75% of their annual compensation for the Roth 401(k) contribution to the Plan, limited to the maximum contribution amount as defined by the IRS. Participants making Roth 401(k) contributions who have attained the age of 50 are also eligible to make catch-up Roth 401(k) contributions to the Plan. Participants may also contribute amounts representing distributions from other qualified Roth 401(k) plans. A participant's compensation associated with a Roth 401(k) contribution is subjected to federal income taxes in the year of contribution, but the contribution and, in most cases, the earnings on the contribution are not subject to federal income taxes when distributed in accordance with IRS requirements.
    All employees that become eligible for the Plan are subject to automatic enrollment. The salary deferral rate at automatic enrollment is set at a 5% pre-tax contribution rate with an auto-escalation feature that increases contributions 1% annually on the enrollment anniversary date each year until the contribution percentage reaches 10%. The Plan was amended effective January 31, 2020 to set the salary deferral rate at automatic enrollment at an 8% pre-tax contribution rate for participants that became eligible to begin participation on or after the effective date with an auto-escalation feature that increases contributions 1% annually on the enrollment anniversary date each year until the contribution percentage reaches 10%. An employee can change the deferral rate made through automatic enrollment by electing a different percentage, the employee can affirmatively elect not to participate in the Plan or can elect to contribute on an after-tax Roth 401(k) basis. Participants may, at any time, change their contribution percentage or suspend any future deductions from their pay. The auto-escalation feature is available to all participants, even if they were not automatically enrolled. The automatic salary deferral will be invested in a fund allocation based on the employee’s age, unless otherwise directed by the employee. The Plan was amended May 6, 2020 to suspend the auto-escalation feature that increases contributions 1% annually for the remainder of the 2020 Plan year.
    Rexnord matches employee contributions at 50% of the first 8% of eligible wages. Catch-up contributions are not matched by the Company. Participants’ contributions and Company matching contributions are deposited into participant accounts. Effective for payrolls processed on and after April 24, 2020, the Company matching contributions shall be allocated on a calendar quarter basis in the form of Company stock. The Company may also make quarterly discretionary contributions of up to 3% of quarterly eligible wages to each employee who is eligible to participate in the Plan, regardless of their deferral election. The Company did not elect to make discretionary contributions during the Plan year ended December 31, 2020.
Vesting
    Participants are immediately vested in their contributions plus actual earnings thereon. The value of Company contributions vests at the earlier to occur of disability, death, attainment of age 65, or three years of service, with some exceptions for certain merged plans. If a participant terminates employment before becoming vested, the value of Company contributions to their account is forfeited.

Notes to Financial Statements (continued)
Participant Accounts
    Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, allocations of Company matching and discretionary contributions, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant compensation or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options
    Upon enrollment in the Plan, a participant may direct contributions in various investment options maintained by the Trustee. As of December 31, 2020, the Plan offers participants the option to invest their contributions in the following types of investments: mutual funds (23 offered), a common/collective trust (1 offered) and the Rexnord Stock Fund (1 offered). Participants may change their investment options with the Trustee at their discretion. Portfolio investment allocation elections by participants can be up to 100% of any investment option except the Rexnord Stock Fund, which is restricted to a maximum portfolio investment allocation of 20%. All participants must comply with insider trading laws and the Company’s policies, including its insider trading policy, when making any transactions in the Rexnord Stock Fund.

Payment of Benefits
    The account balance, to the extent it is vested, will be paid upon request to participants who have retired, become disabled, or otherwise left the Company, or to the beneficiaries of deceased participants.

    Upon termination of service, death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments up to a 15-year period.

    The Plan will distribute a participant’s entire account balance to any participant (or to such participant’s beneficiary in the case of death) who has an account balance less than $1,000 following their termination of employment or death. If the participant’s account balance is between $1,000 and $5,000 following their termination of employment or death, the Plan will automatically rollover a participant’s entire account balance to a designated third-party individual retirement plan provider. Distribution or automatic rollovers of small account balances will occur before the end of the second Plan year following the Plan year during which the participant ceases to participate in the Plan.

Effective April 15, 2020, the Plan adopted the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the "Cares Act") that allowed participants to take tax-favored withdrawals up to $100,000 through December 31, 2020.

Participant Hardship Withdrawals
    A participant may withdraw all or a portion of their contributions subject to certain hardship withdrawal provisions.

Forfeited Accounts
    As of December 31, 2020 and 2019, there were approximately $413,217 and $69,792, respectively, of unallocated forfeited accounts. Forfeited accounts are used to reduce future Company contributions. During the year ended December 31, 2020, $890,678 of forfeitures were used to reduce Company contributions. Subsequent to year end $304,389 of forfeitures were utilized to fund the true up contribution related to 2020.

Notes Receivable from Participants
    Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan Administrator. At December 31, 2020, outstanding loans bore interest at rates ranging from 4.25% to 9.25%. Principal and interest are paid ratably through payroll deductions, with maturity dates through June 2035.

Effective April 15, 2020, the Plan adopted the provisions of the the Cares Act that allowed participants to take loans up to $100,000 and defer repayment of loans for up to a year through December 31, 2020.

Administrative Expenses
    Plan administrative expenses are paid by the Company or the Plan, at the Company’s discretion. Administrative expenses totaled $499,722 for the year ended December 31, 2020.

Notes to Financial Statements (continued)
Plan Termination
    Although it has not expressed any intention to do so, the Company has the right to terminate the Plan, subject to the provisions set forth in ERISA. If the Plan is terminated, Plan assets will be distributed to the participants based on the individual participant’s interest in the Plan. In the event the Plan is terminated, all participants at the time of termination, would become 100% vested in their accounts.

2.    Summary of Significant Accounting Policies

Basis of Accounting
    The accompanying financial statements have been prepared on the accrual basis of accounting.

Estimates and Assumptions
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Payment of Benefits
    Benefit payments to participants are recorded when paid.

Valuation of Investments and Income Recognition
    The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

    Investment income is recorded as earned on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation represents the difference between the aggregate fair value of investments at the end of the year and the values at the beginning of the year, and includes any realized gains and losses and unrealized appreciation or depreciation on those investments.

    Certain management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of net appreciation in the fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants
    Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution in accordance with the terms of the Plan Document.

Risks and Uncertainties
    The Plan invests in various investment securities. Investments, in general, are exposed to various risks, such as interest rate changes, credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investments will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

Notes to Financial Statements (continued)
3.    Fair Value Measurements

     Accounting Standards Codification 820, Fair Value Measurements and Disclosures ("ASC 820"), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed assumptions about the assumptions a market participant would use.

In accordance with ASC 820, fair value measurements are classified under the following hierarchy:

Level 1    Quoted prices for identical instruments in active markets.

Level 2    Quoted prices for similar instruments; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable.

Level 3    Model-derived valuations in which one or more inputs or value-drivers are both significant to the fair value measurement and unobservable.

    If applicable, the Plan uses quoted market prices in active markets to determine fair value, and therefore classifies such measurements within Level 1. Where market prices are not available, the Plan makes use of observable market based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters. These measurements are classified within Level 3 if they use significant unobservable inputs.

    A description of the valuation methodologies used for assets measured at fair value is as follows:

•Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
•Common/collective trust - Valued at the NAV of units of the common/collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust fund, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. A full redemption of the Plan’s interest in the Wells Fargo Stable Return Fund N requires a 12-month notice period. The common/collective trust held by the Plan files an annual return on Form 5500 as a direct filing entity.
•Rexnord Stock Fund - The Rexnord Stock Fund (the Fund) consists of the Company’s common stock and short-term cash, which provides liquidity for daily trading. The Company’s common stock is valued at the quoted market price from a national securities exchange and the short-term cash investments are held in a money market mutual fund and are valued at fair value based on the NAV per share. A market-based NAV per share is calculated for the Fund periodically, and is the basis for participant transactions. The Fund is valued using the calculated NAV as a practical expedient to estimate fair value.

    The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

    There have been no changes to the methodologies used at December 31, 2020 or 2019.

Notes to Financial Statements (continued)
    The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Mutual funds	$445,750,611	$—	$—	$445,750,611
Common/collective trust (a)				46,494,684
Rexnord Stock Fund (a)				7,478,195
				$499,723,490

    The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Mutual funds	$421,551,249	$—	$—	$421,551,249
Common/collective trust (a)				50,618,592
Rexnord Stock Fund (a)				1,453,318
				$473,623,159
(a)    Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

4.    Related Party Transactions and Party In Interest Transactions

    Certain Plan investments are shares of a mutual fund or a common/collective trust managed by the Trustee. In addition, at December 31, 2020 and 2019, Plan investments include 181,982 and 42,286 shares of common stock of Rexnord, respectively, the Plan's sponsor. The fair value of these shares was $7,186,469 and $1,379,369, at December 31, 2020 and 2019, respectively. These transactions qualify as party in interest transactions but are exempt from the prohibited transactions regulations under ERISA.

5.    Income Tax Status

    The IRS has determined and informed the Company by a letter dated October 14, 2014 that the Plan, as then designed, and the related trust satisfy the applicable provisions of the IRC. The Plan has been amended since the date of the opinion letter; however, the Company and the Plan Administrator believe that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the IRC and therefore no provision for income taxes has been included in the Plan financial statements.

    The Plan's management has reviewed the Plan's tax exempt status and analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2020 and 2019, there are no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements during the years ended December 31, 2020 and 2019, respectively. There are currently no audits specific to the Plan for any tax periods in progress from any taxing authorities.

6.    Reconciliation of Financial Statements to Form 5500

    The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 for the years ended December 31, 2020 and 2019:

	2020	2019
Net assets available for benefits per the financial statements	$508,294,042	$483,286,774
Adjustment for deemed distributed loans	(92,597)	(135,402)
Net assets available for benefits per Form 5500	$508,201,445	$483,151,372

Notes to Financial Statements (continued)
    The following is a reconciliation of the increase in net assets before the conversion in per the financial statements to Form 5500 for the year ended December 31, 2020:

2020

Increase in net assets available for benefits per the financial statements	$25,007,268
Adjustment for net change in deemed distributed loans	42,805
Net income per Form 5500	$25,050,073

7.    Subsequent Events
On February 15, 2021, Rexnord Corporation and Regal Beloit Corporation (“Regal”) entered into definitive agreements whereby Rexnord Corporation will separate its Process & Motion Control segment by way of a tax-free spin-off to Rexnord’s stockholders and then immediately combine it with Regal in a Reverse Morris Trust (“RMT”) transaction. Closing of this transaction is subject to various closing conditions, including the receipt of regulatory approvals, receipt of the approval of Regal and Rexnord Corporation stockholders (which each of Regal and Rexnord Corporation will solicit at special meetings of their respective stockholders at a later date), and other customary closing conditions. This transaction is expected to close in the fourth quarter of 2021. The transfer of employment of certain employees of Rexnord Corporation including benefit plan transition is subject to closing of the transaction. The amount of the Plan's assets to be transferred with the transaction cannot be estimated at this time.

On April 20, 2021, Principal Financial Services, Inc. replaced Wells Fargo as the Plan's trustee and record keeper.

Rexnord LLC 401(k) Plan
EIN: 04-3722228 PLAN NUMBER: 006
Schedule H, Line 4i - SCHEDULE OF ASSETS HELD (AT END OF YEAR)
December 31, 2020

	Identity Of Issuer, Borrower,				Current
	Lessor Or Similar Party	Description Of Investment	Shares	Cost**	Value

	American Funds EuroPacific Growth R6	Mutual Fund	57,663		$3,996,077
	DFA Commodity Strategy	Mutual Fund	465,059		2,517,421
	DFA Global Real Estate Securities	Mutual Fund	560,294		6,015,484
	Goldman Sachs Small Cap Value Institutional	Mutual Fund	76,134		4,228,505
	Invesco Global Real Estate R6	Mutual Fund	119,187		1,240,739
	Invesco Developing Markets Fund R6	Mutual Fund	45,616		2,438,163
	Pear Tree Polaris Foreign Value Fund R6	Mutual Fund	57,433		657,039
	PIMCO Commodity Real Ret Strat Institutional	Mutual Fund	50,443		298,119
	Prudential High Yield Q	Mutual Fund	523,606		2,885,068
	Prudential Total Return Bond Q	Mutual Fund	305,221		4,611,883
*	Rexnord Stock Fund	Company Stock Fund	538,622		7,478,195
	T. Rowe Price Blue Chip Growth	Mutual Fund	169,754		28,162,261
	T. Rowe Price International Discovery Fund	Mutual Fund	17,643		1,604,320
	Templeton Global Total Return R6	Mutual Fund	92,287		921,029
	Vanguard Equity Income Admiral	Mutual Fund	115,401		9,154,727
	Vanguard Extended Market Index Institutional	Mutual Fund	77,822		9,707,491
	Vanguard High-Yield Corporate	Mutual Fund	2,155,317		12,791,018
	Vanguard Inflation-Protected Securities	Mutual Fund	1,272,523		14,511,888
	Vanguard Institutional Index I	Mutual Fund	51,586		17,099,089
	Vanguard Total Bond Market Index I	Mutual Fund	5,971,550		69,304,015
	Vanguard Total Intl Bond Index	Mutual Fund	275,364		9,646,106
	Vanguard Total Intl Stock Index Institutional	Mutual Fund	634,216		82,290,663
	Vanguard Total Stock Market Index	Mutual Fund	868,504		154,304,509
*	Wells Fargo Emerging Growth R6	Mutual Fund	365,146		7,364,997
*	Wells Fargo Stable Return Fund N	Common/Collective Trust	803,045		46,494,684

					$499,723,490

*	Participant Loans	Participant loans with interest rates between 4.25% and 9.25% and with maturity dates through June 2035			8,477,955

					$508,201,445

*	Represents a party in interest as defined by ERISA.
**	Cost information was omitted for Plan assets that are participant directed.

The above information is a required disclosure for Form 5500, Schedule H, Part IV, line 4i.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Rexnord LLC 401(k) Plan (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rexnord LLC 401(k) Plan

By:	/s/ Jennifer Marifke
Name:	Jennifer Marifke
Title:	Director of Total Rewards

Date: June 22, 2021

Rexnord Corporation
Exhibit List to Form 11-K

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm